PART I of FORM C

Name of issuer: Exo-Space, Inc.

Form: C corporation

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: January 6, 2020

Physical address of issuer: 484 E California Blvd., Apt 10, Pasadena, CA 91106

Website of issuer: https://www.exo-space.com/

Is there a co-issuer? _X yes __ no. If yes,

Name of co-issuer: Exo-Space CF SPV, LLC

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: March 9, 2021

Physical address of co-issuer: 484 E California Blvd., Apt 10, Pasadena, CA 91106

Website of co-issuer: https://www.exo-space.com/

Name of intermediary through which the offering will be conducted: SV Portal, LLC

CIK number of intermediary: 313077

SEC file number of intermediary: 007-00280

CRD number, if applicable, of intermediary: 0001841129

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 8% of amount raised as a cash commission.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: 2% of the interest sold in the same form of security.

Type of security offered: Convertible Promissory Note

Target number of securities to be offered: 25,000

Price (or method for determining price): $1.00 at par

Target offering amount: $25,000

Oversubscriptions accepted: X Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:

 Pro-rata basis

- **Other – provide a description:** First come, first served, with rolling closes

Maximum offering amount (if different from target offering amount): $1,070,000

Deadline to reach the target offering amount: December 9, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 5

Total Assets:	Most recent fiscal year-end:	$3,674	Prior fiscal year-end:
Cash & Cash Equivalents:	Most recent fiscal year-end:	$3,674	Prior fiscal year-end:
Accounts Receivable:	Most recent fiscal year-end:	$0	Prior fiscal year-end:
Short-term Debt:	Most recent fiscal year-end:	$963	Prior fiscal year-end:
Long-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:
Revenues/Sales	Most recent fiscal year-end:	$25,163	Prior fiscal year-end:
Cost of Goods Sold:	Most recent fiscal year-end:	$0	Prior fiscal year-end:
Taxes Paid:	Most recent fiscal year-end:	$963	Prior fiscal year-end:

Net Income:	Most recent fiscal year-end:	$2,711	Prior fiscal year-end:

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

PART II

OFFERING MEMORANDUM DATED JUNE 16, 2021



Exo-Space, Inc.
484 E California Blvd., Apt 10
Pasadena, CA 91106
www.exo-space.com

SPV Interests Representing
Up to $1,070,000 Worth of Convertible Promissory Notes and the Shares of Non-Voting
Common Stock into Which They May Covert

Minimum investment: $100

Exo-Space, Inc., ("Exo-Space," "the Company," "we," or "us"), is offering up to $1,070,000 worth of its Convertible Promissory Notes and the shares of Non-Voting Common Stock into which they may convert. The investment will be made through Exo-Space CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The Company must reach its Target Amount of $25,000 by December 9, 2021. Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering by December 9, 2021, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

If the Company reaches the Target Amount prior to December 9, 2021, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,070,000 maximum raise. Further, the Company may determine that it is in its best interest to amend this Offering to include audited financial statements in order to raise more than

$1,070,000. Previous investors for whom the Company has accepted subscriptions, will not have the opportunity to reconfirm their investments after such amendment, if any, has been filed.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Exo-Space is a recently formed company that has developed an edge computing hardware/software device for on-orbit machine vision based in Pasadena, California. Exo-Space was incorporated on January 6, 2020. Investments in this offering will be made through Exo-Space CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Exo-Space provides a comprehensive orbital computing platform that includes Infrastructure as a Service (IaaS), Platform as a Service (PaaS), and Software as a Service (SaaS) offerings with applications for artificial intelligence ("AI"), analytics, communication, etc., enabling complex image analysis on-orbit.

Our Innovation

The innovation that Exo-Space delivers is AI in space. Currently, space sensors produce more data than can be efficiently sent back to Earth due to bandwidth limitations. Further, all data created in space must be processed on the ground before being sent to the end user. This state of affairs means that real time decisions cannot be made.

Exo-Space intends to provide AI and edge computing capabilities to satellites to provide real-time insight on space-data.

What We Offer

Exo-Space works with customers to integrate our proprietary FeatherEdge machine vision onto their satellites. FeatherEdge combines machine vision with AI to enable real-time insight that will enhance the value of our customers' satellites.

In addition to the initial sale of our hardware and making custom machine vision models, we will charge customers a yearly subscription fee.

In addition, we offer system engineering services to design complex spacecraft. This has been our principal source of revenues to date, however, we intend to shift our full focus to the FeatherEdge product, and for the next three years, we will focus on selling FeatherEdge to companies that operate constellations of earth observation satellites.

Market

There are currently more than 700 Earth Observation ("EO") satellites in orbit today, and the EO market has grown by 250% over the last 4 years and is projected to continue growing at 10% year-over-year. There are more EO satellites being sent up than any other type of satellite and EO companies tend to send up constellations of satellites, which makes the average contract size larger, and potentially more lucrative.

At this stage out focus is edge computing applications for machine vision in space through our FeatherEdge product. We chose machine vision as the best entry point into the edge computing market mainly because it is technology that early adopters are most willing to incorporate into their satellites.

We intend to generate additional customers through demonstrations of our product following attendance at trade shows, and cold outreach. We also have formed partnerships with third party vendors who will be able to expand our customer pipeline.

Edge computing for the space industry is a growing space with competitors such as OrbitsEdge, Antmicro, and KP Labs. We believe that Exo-Space offers a superior product because FeatherEdge is made for space, is customized for our customers, provides in-space analytics, and hardware that is plug and play capable.

Customer Interest

To date, we have received significant interest from three prospective customers, including two who have entered into letters of intent. In addition, we have entered into a letter of intent with a prospective channel partner, who will assist in the marketing and promotion of our FeatherEdge product to end users. These letters of intent are non-binding and do not require any action on the part of the prospective customers. However, we see these letters as validating the concept and desire for the product and service we offer.

Our Development Timeline

To date, and prior to full scale rollout of our FeatherEdge product, we established pilot programs with three customers. As part of these pilot programs, we have built a prototype device, and successfully completed a live demonstration. This demonstration proved that our machine vision model works and can be integrated with the camera and attitude control system of a satellite.

We see our future milestones being composed of the following with the approximate timelines for reaching the milestones:

Milestone 1 (1-2 months): Space qualifying FeatherEdge through environmental testing.
Milestone 2 (contingent of milestone 1): Host product in online satellite catalogues
Milestone 3 (6 months): Fly in space through a rideshare solution where we pay a company to host our device in their small satellite for preliminary testing.
Milestone 4 (3-6 months): Develop models for the 3 customers in our Pilot Programs.

Manufacturing

We have identified manufactures for each of the key components of the FeatherEdge product, the motherboard, hardware accelerator, and radiation shield. Those components will be build to our specifications under the terms of purchase orders submitted when we are ready to built for customers.

Litigation

Exo-Space is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company's Property

We do not own any significant property. The Company uses the business address of 484 E California Blvd., Apt 10, Pasadena, CA 91106.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires that we identify risks that are specific to our business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and our Business

We are a recently formed company and have limited operating history on which to evaluate our performance.

Exo-Space was recently formed in January 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We expect to incur net losses until we can establish a consistent base of customers for the Company's product. There is no assurance that we will be profitable or generate sufficient revenues to support our operations.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 2 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. We have not yet generated any revenues and it is uncertain when we will start doing so. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing.

Voting control is in the hands of a single stockholder.

Voting control is concentrated in the hands of the company's Founder, CEO and Sole Director, Jeremy Allam, who holds approximately78.6% of the outstanding shares of Voting Common Stock of the Company. Subject to any fiduciary duties owed to owners or investors under Delaware law, our CEO may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have unfettered control over the Company's management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree with. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, our CEO could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Exo-Space's product offerings are relatively new in an established industry.

Our principal product relies on new developments in artificial intelligence and edge computing that has not previously been integrated into satellite construction. We believe this to be a novel use of AI technology and could be advantageous to our target customers. However, as a novel use of AI technology, we may encounter reluctance on the part of our target customers to change how they are doing business. If we are not able to convince our target customers of the benefits of our new product, we may not be successful.

Our main service product is still in development.

Our FeatherEdge product is still in development with our three pilot customers and not yet ready for full scale rollout. Our development timeline could encounter unexpected challenges or delays that prevent the Company from generating revenue on our anticipated timeline. If development takes longer than anticipated, the Company would require additional financings to continue operations, which may result in reducing the value of your investment.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our Chief Executive Officer, Jeremy Allam, and Lead Mechanical Engineer, Marcel Lariviere, with respect to development of the Company's core product, as well as our Chief Business Development Officer, Mark Lorden for creating a customer pipeline for the Company. Due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

We may not be able to protect our intellectual property.

We do not have any patents on our technology, and we will be required to share our technology with our customers for them to integrate into their satellites. This means that what we develop will be accessible to others and could allow for third-parties to reverse engineer our work. If the Company is not sufficiently aware of how its product is being used, or does not sufficiently protect its rights under any agreements with customers to prevent third-party misuse, our financial results may be negatively impacted.

We are dependent on general economic conditions.

Our business model is dependent on our target customers being able to finance their own operations and interest in spaced based applications for new technologies. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future interest of our target customers, which would negatively impact our revenues and possibly our ability to continue operations. These fluctuations may be significant and could impact our ability to operate our business.

If the Company cannot raise sufficient funds it will not succeed.

Exo-Space is seeking to raise up to $1,070,000 in this offering, and may close on any investments that are made after reaching its target of $25,000. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Risks Related to the Securities and the Offering

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We may conduct closings on funds tendered in the offering at any time. At that point, investors whose subscription agreements have been accepted will become our shareholders. We may file amendments to our Form C reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

This investment is illiquid.

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

Our management has discretion as to the use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

The value of your investment may be diluted if the company issues additional options, convertible securities or shares of its capital stock.

The convertible note in this offering will convert at a conversion price based on the per share price of the Company in the future, or a capped valuation relative to the number of outstanding shares. As we issue more shares, this may result in the reduction in the value of the shares that you may receive upon conversion of the convertible notes.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, if the convertible notes are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Exo-Space CF SPV, LLC and with the money you pay, it will buy our convertible notes by becoming a member of Exo-Space CF SPV, LLC. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are set out in the convertible notes. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Age	Term of Office	Approx. hours per week (if not full time)
Executive Officers:				
Jeremy Allam	Chief Executive Officer		Since January 2020	Full time
Directors:				
Jeremy Allam	Director		Since January 2020	
Key Employees:				
Mark Lorden	Chief Business Development Officer		Since January 2020	Full time
Marcel Lariviere	Lead Mechanical Engineer		Since January 2020	Full time

Jeremy Allam, Chief Executive Officer and Director

Jeremy Allam co-founded Exo-Space in January 2020 with Marcel Lariviere and Mark Lorden. Prior to founding Exo-Space, Jeremy worked as an Embedded Software Engineer for NASA Jet Propulsion Laboratory through ANRE Technologies from June to December 2019. Prior to service in that role, he was Lead Software Engineer with the USC Information Sciences Institute from May 2018 to May 2019. Jeremy received his M.S. in Astronautical Engineering from the University of Southern California in 2018.

Marcel Lariviere, Lead Mechanical Engineer

Marcel Lariviere co-founded Exo-Space with Jeremy Allam and Mark Lorden in January 2020. Prior to being fully dedicated to Exo-Space, Marcel worked as a Ride Apprentice Engineer with Walt Disney Imagineering through KinectHQ from February 2019 to April 2020. Prior to service in that role, he was Lead Mechanical Engineer with the USC Information Sciences Institute from May 2018 to February 2019. Marcel received his M.S. in Astronautical Engineering from the University of Southern California in 2018.

Mark Lorden, Chief Business Development Officer

Mark Lorden co-founded Exo-Space with Jeremy Allam and Marcel Lariviere in January 2020. Previously, Mark worked as a Mechanical Engineer with SMP Engineering Inc. from October 2018 to February 2020. Prior to that, from July 2016 to September 2018, Mark was a Project Design Engineer with Norchem Corporation. Mark received his MBA from Quantic School of Business and Technology in 2020, and his B.S. in Engineering from the California Institute of Technology in 2016.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns over 20% the Company's equity securities as of June 14, 2021:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power
Jeremy Allam	Voting Common Stock	373,320 shares of Voting Common Stock	78.9%
Mark Lorden	Voting Common Stock	99,960 shares of Voting Common Stock	21.1%

USE OF PROCEEDS

The following table sets forth the uses of proceeds as percentages for our target offering amount and maximum amount we will accept in this offering. These percentages reflect the net proceeds received by the company from the SPV after offering commissions payable to SV Portal LLC. For further discussion, see the section entitled "Financial Discussion—Plan of Operations."

Purpose or Use of Funds	Percent Allocation After Offering Expenses for a $25,000 Raise	Percent Allocation After Offering for a $1,070,000 Raise
Manufacture of Product	40%	1%
Development of Software Models	43 %	10%
Rideshare into Orbit	0%	15%
General & Administrative, Including Officer Compensation	12 %	17%
Working Capital	5 %	57%

The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

FINANCIAL DISCUSSION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering memorandum. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Exo-Space Inc. is a recently formed company, which was incorporated in January 2020 under the laws of the State of Delaware. Since then, we have had limited operations relating to system engineering services for one customer while we develop our FeatherEdge AI, edge computing product.

The SPV, Exo-Space CF SPV, LLC was recently organized and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities.

Operating Results

For the period from inception until December 31, 2020, we generated revenues of $25,163 from services, including the system engineering services. We did not record any cost of revenues associate with that $25,163. During this same time, we incurred total operating expenses of $21,489, with $21,381 recorded as general and administrative expenses related to non-cash share issuances.

As we further our progress with our three pilot companies, we will incur expenses related to the manufacture and space qualify the FeatherEdge product, as well as developing software models for the three pilot companies. An additional large expense that we will in cur is to fly the product to space through a rideshare program. We anticipate incurring these expenses in 2021, which will result in significant losses for the year compared to the small net income we experienced in 2020.

Once fully operational, we believe we will be able to sell the FeatherEdge product at a price of $100,000 per unit. As our target customers operate constellations of satellites, we expect the average contract size to be 10 units, representing potential gross revenues of $1,000,000 per contract.

Liquidity and Capital Resources

As of December 31, 2020, our assets consisted of $3,674 in cash which was generated from operating activities. The Company has not yet received any infusion of capital but will require additional capital, including that from this Regulation Crowdfunding offering for the continued viability of the business.

Plan of Operations and Milestones

As discussed under "The Company and its Business—Our Development Timeline", we believe we will be able to work with our three pilot customers to continue to test and develop our product over the next six months. Our goal is to send the product to space in 2022.

Following reaching certain environmental testing milestones, we intend to begin expanding our marketing efforts. At first, our marketing will be focused on making our product available in online satellite catalogues, followed by increased brand recognition.

Once completing a fully subscribed offering, we intend to begin compensating our officers. These expenses are identified under "Use of Proceeds".

RELATED PARTY TRANSACTIONS

The Company has not undertaken any related party transactions.

RECENT OFFERINGS OF SECURITIES

The Company has not undertaken any previous offerings of securities.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

General

Exo-Space is offering up to $1,070,000 and a minimum of $25,000 worth of its Convertible Promissory Notes and the shares of Non-Voting Common Stock or Non-Voting Preferred Stock into which they may convert. The investment will be made through Exo-Space CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Amount of $25,000 by December 9, 2021. Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering December 9, 2021, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Amount prior to December 9, 2021, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,070,000 maximum raise.

The minimum investment per investor is $100.

Crowdfunding SPV

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the Notes. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Notes (and the shares into which they convert) as if they had invested directly with the Company.

Terms of the Notes

The following is a summary of the basic terms and conditions of the Notes. The following summary is qualified in its entirety by the terms included in the Subordinated Convertible Promissory Note and Subordinated Convertible Promissory Note Purchase Agreement of the Company. Any defined terms below are included in the Subordinated Convertible Promissory Note.

Maturity Date: Principal and unpaid accrued interest on the Notes will be due and payable at December 8, 2024 (the "*Maturity Date*").

Interest: Simple interest will accrue on an annual basis at the rate of 4% per annum based on a 365 day year.

Conversion to Equity by Qualified Financing:	If the company issues its capital stock in an offering resulting in gross proceeds of $2,500,000 (a "***Qualified Financing***"), then the Notes, and any accrued but unpaid interest thereon, will automatically convert into Non-Voting Common Stock of the Company at either (1) a conversion price equal to 85% of the per share price paid by the purchasers of the capital stock in the Qualified Financing, regardless of the terms of the capital stock issued in the Qualified Financing, (2) or a valuation of $7,500,000.
Conversion to Equity at Maturity Date:	If the Notes have not been previously converted pursuant to a Qualified Financing, then, effective upon the Maturity Date, the Notes will automatically convert into the Non-Voting Common Stock of the Company at a valuation of $7,500,000.
Sale of the Company:	If a Qualified Financing has not occurred and the Company elects to consummate a sale of the Company prior to the Maturity Date, then (i) the Company will give the Investors at least five days prior written notice of the anticipated closing date of such sale of the Company and (ii) the Company will pay the holder of each Note an aggregate amount equal to 1.5 times the aggregate amount of principal and interest then outstanding under such Note.
Pre-Payment:	The principal and accrued interest may not be prepaid unless approved in writing by Investors holding Notes whose aggregate principal amount represents a majority of the outstanding principal amount of all then-outstanding Notes (the "***Requisite Holders***").
Amendment and Waiver:	The Note Purchase Agreement and the Notes may be amended, or any term thereof waived, upon the written consent of the Company and the Requisite Holders.
No Security Interest:	The Notes will be a general unsecured obligation of the Company, subordinated to any current or future debts of the Company.

Description of the Outstanding Capital Stock of the Company

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Articles of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Articles of Incorporation and to the applicable provisions of Delaware law.

We are authorized to issue 5,200,000 shares, consisting of 5,000,000 of Voting Common Stock and 200,000 Non-Voting Common Stock, each with par value $0.001. As of June 14, 2021, our outstanding shares of Voting Common Stock consisted of 473,280 shares, and 0 shares of our Non-Voting Common Stock have been issued.

A summary is presented in the following table:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued*	Available
Voting Common Stock	5,000,000	473,280	186,320	4,340,400
Non-Voting Common Stock	200,000	-	-	200,000

***Includes options granted to the company's Lead Mechanical Engineer.

Non-Voting Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of Non-Voting Common Stock will only be entitled to vote on matters for which the right to vote is required under Delaware corporate law. Holders of our Voting Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors (see below).

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Non-Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Voting Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of our Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors. Holders of Non-Voting Common Stock will only be entitled to vote on matters for which the right to vote is required under Delaware corporate law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Transfer Agent

The Company has not engaged a transfer agent as it intends to maintain current records of investors through the recordkeeping by its Crowdfunding SPV.

What it Means to be a Minority Holder

As an investor in Notes of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this Offering will hold non-voting interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

How we determined the offering price

We determined the valuation cap of the convertible note based on the best estimates of our management. The valuation cap is not based on the historical financial performance of the Company or any other objective metric.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company, the Crowdfunding SPV nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Testing the Waters

We have not undertaken any testing the waters prior to the filing of this Form C.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.exo-space.com.

Compliance failure

The company and the Crowdfunding SPV has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://spacedventures.com/[exo-space].